October 10, 2006

Fax (954) 331-7269
Mail Stop 0406

Mitch K Dauerman
Executive Vice President
Chief Financial Officer & Treasurer
Ultimate Software
2000 Ultimate Way
Weston, FL 33326

      RE: **Ultimate Software Group, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 15 2006
                Forms 8-K Filed April 26, 2006 and July 26, 2006
                File # 000-24347

Dear Mr. Dauerman,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Kathleen Collins
               Accounting Branch Chief